UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019

Commission File Number: 001-38882

HeadHunter Group PLC

(Exact Name of Registrant as Specified in Its Charter)

Dositheou 42,

Strovolos, 2028, Nicosia

Cyprus

+357-22-418200

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On September 16, 2019, HeadHunter Group PLC issued a press release, a copy of which is furnished herewith as Exhibit 99.1 to this report on Form 6-K.

Exhibit No.	Description

99.1	Press Release of HeadHunter Group PLC, dated September 16, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HeadHunter Group PLC

Date: September 16, 2019	By:	/s/ Mikhail Zhukov
Mikhail Zhukov
Chief Executive Officer